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1996
     First Quarter Report



1
TRIANGLE BANCORP

TRIANGLE BANCORP
P.O. Box 31828
Raleigh, NC 27622

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Dear Shareholder:


         The first quarter of 1996 has been another record breaking quarter for Triangle Bancorp. Net income for the quarter was $2.4 million, an increase of 166% over the $901,000 earned for the same period in 1995. Earnings per share for the quarter were .24 cents versus .10 cents for the same period in 1995, an increase of 140%. After adjusting the first quarter of 1995 for non-recurring, merger related, after tax expenses of $840,000, net income grew by 38% and earnings per share increased by 33%.
         Total assets grew to $837 million, an increase of 20% over the $700 million reported at the end of the first quarter of 1995. Gross loans increased by 20% to $575 million and deposits increased by 17% to $710 million over the same period in 1995. On January 11, 1996 we completed the acquisition of four branches of Raleigh Federal Savings Bank, which increased our deposit base by approximately $55 million. These offices, located in Benson, Clayton, Havelock and Mt. Olive represent a continuation of our strategic acquisition strategy. Mt. Olive and Clayton were new markets for us, while Benson and Havelock were existing markets and these offices were merged into our offices in those communities.
         Asset quality of the Bank continued to improve with nonperforming loans and other real estate owned accounting for only .48% of gross loans, compared to
 .71% at the end of the first quarter of 1995. During the first quarter, loan recoveries exceeded charge offs resulting in a charge-off percentage of (.002%) compared to .09% for the same period last year. Our ratio of nonperforming loans and other real estate owned to loan loss reserves continues to be very strong at 316%.
         We are very pleased with the continued improvement in our financial results, especially in light of the time and energy spent on merging four independent banks and acquired branches from two other financial institutions into our Bank during the past 15 months. We believe the growth in profitability and improvement of our asset quality reflect the successful integration of these entities into Triangle Bank. The success of this integration is also indicated by the improvement in our operating efficiency ratio, which improved from 71%, excluding merger expenses, at the end of the first quarter of 1995 to 62% at the end of the quarter just completed. This shows we were successful in achieving the operating improvements forecast when these mergers were announced.
         Due to these positive operating results, your Board of Directors increased the quarterly cash dividend by 16.7% from .06 cents per share to .07 cents per share in the first quarter of 1996. This is an increase of 133% over the .03 cents per share paid in the first quarter of 1995. In addition to this increase in cash dividends paid, shareholders have also been rewarded with a 50% increase in our stock price which has grown from $10.00 per share on March 31, 1995 to $15.00 on March 31, 1996. The return on average equity has also shown a very positive increase, growing from 5.6% for the first quarter of 1995 to 12.92% for the quarter ended March 31, 1996.
         For the remainder of 1996, we will continue to focus on improving our financial performance while striving to enhance the quality of our service and expand our product offerings. We are optimistic the remaining quarters of 1996 will continue to bring positive results for your Company.
         We appreciate the support of our shareholders and encourage you to take advantage of our dividend reinvestment plan. If you need information on this plan, please call our stock transfer agent at 1-800-662-7130.

Sincerely,


(Signature of Michael S. Patterson)
Michael S. Patterson
President and CEO


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Summary Balance Sheets
(In thousands)

                                             3/31/96      3/31/95
                                           ----------------------
Assets
Cash, Due from Banks,
         and Federal Funds Sold            $  33,425    $  39,567
Investments, Market Value of
         $194,035 and $154,975               194,038      155,672
Loans Less Allowance of
         $8,626 and $8,515                   566,142      468,928
Other Assets                                  43,696       35,749
- - -----------------------------------------------------------------
         Total Assets                      $ 837,301   $  699,916
=================================================================

Liabilities and
Shareholders' Equity
Demand Deposits                            $ 120,832    $ 101,435
Interest Bearing Deposits                    588,928      505,024
- - -----------------------------------------------------------------
Total Deposits                               709,760      606,459
- - -----------------------------------------------------------------

Other Borrowings                              43,441       18,423
Other Liabilities                              9,817        9,055
- - -----------------------------------------------------------------
Total Other Liabilities                       53,258       27,478
- - -----------------------------------------------------------------

Total Liabilities                            763,018      633,937
- - -----------------------------------------------------------------


Shareholders' Equity
Common Stock; no par value;
         20,000,000 shares authorized;
         9,685,291 shares and 9,629,898
         shares outstanding at March
         31, 1996 and 1995, respectively      56,824       56,437
Undivided Profits                             17,651       10,917
Net Unrealized Loss on Securities
         Available for Sale                     (192)      (1,375)
- - -----------------------------------------------------------------
Total Shareholders' Equity                    74,283       65,979
- - -----------------------------------------------------------------


         Total Liabilities and
         Shareholders' Equity              $ 837,301    $ 699,916
=================================================================


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Summary Statement of Income and Expense
(In thousands, except for per share data)


                                                 For the Three Months Ended
                                                  3/31/96          3/31/95
                                              ------------------------------

Interest Income                               $    15,919     $    13,687

Interest Expenses                                   6,982           5,498
- - ----------------------------------------------------------------------------

Net Interest Income                                 8,937           8,189

Provision for Loan Losses                             310             140
- - ----------------------------------------------------------------------------

Net Interest Income
         After Provision                            8,627           8,049

Noninterest Income                                  1,977           1,659

Noninterest Expense                                 6,804           7,004

Merger Expenses                                         6           1,334
- - ----------------------------------------------------------------------------

Net Income Before Taxes                             3,794           1,370

Income Tax Expense                                  1,410             469
- - ----------------------------------------------------------------------------

Net Income                                    $     2,384     $       901
============================================================================

Primary Earnings per Share                    $       .24     $       .10

Average Common and Common Equivalent Shares     9,978,535       9,721,096

Fully Diluted Earnings per Share              $       .24     $       .10

Average Common and Common Equivalent Shares
         assuming full dilution                 9,978,491       9,722,396
============================================================================


Significant Ratios
Return on Assets                                     1.19%            .53%
Return on Equity                                    12.92%           5.60%
Net Charge Offs to Average Loans                    (.002%)           .09%
Allowance for Loan Losses to Loans                   1.51%           1.79%
Allowance for Loan Losses to
         Nonperforming Loans                          316%            251%


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Triangle Bank Office Locations


Baily
Battleboro
Benson
Carrboro
Cary (2)
Chapel Hill (2)
Clayton
Dunn
Durham
Elizabeth City
Fayetteville
Fuquay-Varina
Garner
Goldsboro
Greenville
Havelock
Lillington
Middlesex
Mount Olive
Nashville
New Bern
Raleigh (2)
Red Oak
Rocky Mount
Sanford (2)
Scotland Neck
Seaboard
Sharpsburg
Spring Hope
Tarboro (2)
Whiteville (3)
Wilmington


Shareholder Information

Stock Transfer Agent and Registrar:
First Citizens Bank
Stock Transfer Department
2917 Highwoods Boulevard
Raleigh, North Carolina 27604
1-800-662-7130

Stock Listing:
The common stock of Triangle Bancorp is traded in the NASDAQ National Market System under the ticker symbol TRBC.

Market Makers:
A. G. Edwards
Dean Witter Reynolds
Herzog, Heine, Geduld, Inc.
Interstate Johnson Lane
Legg Mason
Olde Discount Corporation
Principal Financial Securities
Raymond James & Associates, Inc.
Scott & Stringfellow
Wedbush Morgan Securities, Inc.
Wheat First Butcher Singer